A Bullish Era.

The Next Evolution of Capital Markets Is Here.

Capital Markets Move In Infrastructure Eras

Each defined by foundational technology advancements.

Pre-1970s

Paper Era

Limited Connectivity

Ownership moved through paper records, signatures, and settlement windows.

1970s - 2020s

Electronic Era

Connected, Gated, Centralized

Markets became faster and global, but restricted by exchanges, brokers, custodians, and aggregators.

Today

Blockchain Era

Unconstrained Programmable Ownership

Assets become programmable, self-custodial, and interoperable with P2P markets via tokenization.

Tokenization Turns Assets Into Active Infrastructure

Tokenization

The process of converting ownership of an asset into a transferable record on a blockchain.

Static Record

Database entry • Custodian-held • Reconciliation-heavy

Active Asset

Programmable • Self-sovereign • Always-on

Always-on Infrastructure

Markets, ownership and governance operate continuously across 24/7/365

Instant Settlement

Real-time settlement with increased capital efficiency and reduced risk

Dynamic Functionality

Directly embedded rights, rules, corporate actions, voting, vesting schedules, compliance, and permissions

Bullish

Digital Commodities And Fiat Have Already Migrated


Stablecoins
$300B+
Approaching $1T monthly volume
Digital commodities
$2.6T+
Global securities
$270T+
100x Digital Commodities
900x Stablecoins

Tokenized Securities Are Next

Bullish

Unlocking This $270T Opportunity Requires An Integrated Service Provider

1 End-to-end tokenization services

Everything you need to go from token design to market — in one platform.

2 Unified transfer agent ledger

Tokenized and certificated, unified — no reconciliation, no friction.

3 Broad base of blue-chip issuer relationships

Adopted where it matters most — at the issuer level, not the investor level.

Bullish is Acquiring Equiniti.

Becoming a market leading transfer agent, with over 15,000 global clients, 3,000 issuers, and 20 million KYC'd shareholder customers.

Bullish Now

Bullish

Global, regulated digital assets spot and derivatives exchange

Leading digital assets media and visibility platform

Proprietary digital assets indices and data services provider

Combined 2026E Highlights

~$1.3B
Revenue

15,000+
Corporate Clients

~$500M
Adjusted EBITDA Less Capex

$500B+
Annual Dividends Processed

~$280M
Adjusted Net Income

20M+
KYC'd Shareholders

Equiniti

Leading global transfer agent delivering regulatory-required ledgering services

End-to-end investor relations services

Stable recurring cash flows

1. End-To-End Tokenization Services

A complete, integrated, and proprietary vertical tokenization stack.

Tech & Compliance Layer

Token design
Architecting tokenomics and governance frameworks

Token creation
Writing, auditing, and deploying smart contracts

Token compliance
Managing regulatory, KYC/AML, and corporate actions

Token operations
Maintaining the cap table, processing transfers, and servicing investors

Only with Bullish

Success Layer

Distribution
Trading across regulated and decentralized venues

Liquidity provision
Providing deep, institutional market-making

Marketing
Running distribution and demand generation campaigns

Research & insights
Publishing institutional grade analysis

Bullish

2. Unified Transfer Agent Ledger

One source of truth across certificated and tokenized shares.

Blockchain Layer

On-chain issuance
Programmable securities minted natively on public blockchain infrastructure

24/7 settlement
Atomic, real-time transfer with no T+1 delay

Global liquidity access
Eligible non-U.S. investors can trade without breaking the registry

Composable assets
Tokens compatible with on-chain collateral, custody, and DeFi rails

One Source Of Truth

Registry Layer

Registry of record
Official shareholder registrar for nearly 3,000 public companies with 15+ year average tenure

Corporate actions
Dividends, proxy voting, and distributions executed at scale

Regulatory standing
SEC- and FCA-regulated transfer agent infrastructure

KYC / AML
Identity, sanctions, and beneficial ownership verification built in

3. Broad Base of Blue-Chip Issuer Relationships

Greater visibility, broader access, lower costs — on the rails issuers already trust.

Seamless Integration

No listing change

Issuers keep their primary venue - NYSE, Nasdaq, LSE unchanged

Phased opt-in

Activate tokenized shares when ready - pilot, partial, or full

No vendor switch

Eligible non-U.S. investors can trade without breaking the registry

Day-one compatibility

Zero changes required to existing corporate actions workflows

Ability To Hyperscale Tokenization Adoption

Trusted Partner

Direct relationship

Nearly 3,000 blue chip global corporate issuers, including up to 50%+ of the FTSE 100 and 30%+ of the S&P 500

Board-level guidance

Strategic advisory on tokenization roadmap and investor implications

Regulatory continuity

All existing protections and reporting obligations preserved

15+ year tenure

Average client relationship length, with ~95% logo retention

Strong Diversified Earnings

Adds high-margin, durable, recurring revenue at scale

Scaled Platform

~$1.3B

Combined Revenue 2026 targeted to grow 6-8%+ from 2027E to 2029E

High Quality

~85%+

Combined 2026E Recurring Revenue[1]

High Margin

~50%+

2029E exit run-rate EBITDA Less Capex Margin

Cash Generative

~$1B+

Cumulative Free Cash Flow from 2027E to 2029E

1. Combined 2026E Recurring Revenue includes Bullish 2026E Subscription, Services & Other revenue and Equiniti 2026E Total Revenue

Bullish

Transaction Summary

Financial Terms

- Bullish to acquire 100% of Equiniti for $4.2B
- Stock consideration valued at $2.35B in newly issued Bullish ordinary shares valued at $38.48 per share based on Bullish's 30-day VWAP as of close on May 4, 2026
- Bullish to assume Equiniti's existing $1.85B debt comprised of a $1.5B term loan (S + 3.75%, maturity December 2031), $350M of senior notes (8.5%, maturity November 2029) and $235M undrawn revolver (S + 3.75%, maturity December 2030)
- Transaction includes call option for Siris to acquire non-core business lines whose financials have been excluded from all disclosures regarding the transaction

Governance

- Seller receives two board seats based on post-closing ownership

Timing and Closing

- Target closing: January of 2027
- Subject to customary closing conditions and required regulatory approvals

2026E Combined Financial Outlook

Pre-Close / Pre-Synergy 2026E Outlook

Bullish Standlone	Low	Base	High
Adjusted Transaction Revenue[1]	$140	$150	$160
Subscription, Services & Other	$220	$235	$250
Total Adjusted Revenue	**$360**	**$385**	**$410**
Adjusted OPEX	($210)	($220)	($230)
BLSH Adjusted EBITDA	**$150**	**$165**	**$180**

Equiniti Standlone	Low	Base	High
Issuer & Holder Services	$670	$685	$705
Interest Income	$220	$230	$240
Total Revenue	**$890**	**$915**	**$945**
Adjusted OPEX	($490)	($505)	($525)
Capital Expenditures	($60)	($65)	($70)
EQ Adjusted EBITDA Less Capex	**$340**	**$345**	**$350**

Combined Company (Pre-close, Pre-synergies)

	Low	Base	High
Adjusted Revenue	**$1,250**	**$1,300**	**$1,355**
Adjusted EBITDA Less Capex	**$490**	**$510**	**$530**
Adjusted Net Income[2]	**$270**	**$280**	**$290**

1. Adjusted Transaction Revenue base case is 1Q26A annualized +/- $10M.
2. Adjusted Net Income of $190M to $210M assumes interest expense, D&A, other and taxes of ~$30M.

Bullish

2027E-2029E Combined Medium-Term Outlook

Revenue Growth

- 6-8%+ combined annual revenue growth, 2027E-2029E
- Growth targeted to accelerate over the medium-term outlook
- 20% growth from Tokenization & Blockchain Services
- Equiniti flat to low-single-digit traditional transfer agent revenue and interest income
- 2029E exit growth rate targeted at 8%+

Cost Optimization

- $25-50M in annualized net cost takeouts vs. combined 2026E base, targeted by 2029E
- Cost synergies front-loaded during the medium-term outlook
- Interest expense broadly in-line with 2026E levels
- Medium-term outlook net effective tax rate ~20%

Profitability

- EBITDA Less Capex expected to grow ~$100M+ per year during the medium-term outlook
- 2029E exit run-rate EBITDA Less Capex margin target of ~50%+
- Cumulative FCF of ~$1B+ from 2027E through 2029E
- EPS growth of ~20% throughout the medium-term outlook

6-8%+	$25-50M	~$100M+	~50%+	~$1B+
Annual Rev Growth	Net Cost Takeouts vs. Combined 2026E	EBITDA Less Capex Growth Per Year	2029E Adjusted EBITDA Less Capex Exit Margin	Cumulative FCF 2027E-2029E

Note: 2027E-2029E figures represent directional targets, not financial guidance.
Actual results subject to closing conditions, integration execution, and market factors.

Bullish

$BLSH

The Next Evolution of Capital Markets Is Here.

Forward-Looking Statements

This presentation contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Sentences containing words such as "believe," "intend," "plan," "may," "will," "expect," "should," "could," "anticipate," "estimate," "predict," "project," or their negatives, or other similar expressions of a future or forward-looking nature generally should be considered forward-looking statements and include, without limitation, statements and information relating to the Merger, Bullish's future financial or operating performance, business strategy, and potential market opportunity of Bullish, Equiniti or the combined companies, and expectations related to the growth and adoption of tokenized securities and blockchain technology. Such forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Bullish, are inherently uncertain and are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that may cause results to differ from those expressed in our forward-looking statements include, but are not limited, to the satisfaction of the conditions to closing the acquisition and combination in the anticipated timeframe or at all, the failure to obtain necessary regulatory approvals, the ability to realize the anticipated benefits of the combination, the ability to successfully integrate the businesses, litigation or regulatory actions related to the acquisition and combination, disruption from the acquisition and combination and its impact on our ability to grow our business and operations, including in new geographic locations, the costs or expenditures associated therewith, competition in our industry, and the evolving rules and regulations applicable to digital assets, tokenization and our industry. You should not place undue reliance on any such forward-looking statements, which speak only as of the date they are made, and Bullish undertakes no duty to update these forward-looking statements.

Use of Non-IFRS Measures

This presentation includes certain financial measures that are not recognized by the International Financial Reporting Standards ("IFRS"). These non-IFRS financial measures are "adjusted transaction revenue," "subscription, services and other revenue," "adjusted revenue," "adjusted EBITDA," "free cash flow" and "adjusted operating expense." These non-IFRS financial measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under IFRS. We believe these non-IFRS financial measures provide useful information to management and investors regarding certain financial and business trends. These non-IFRS financial measures are subject to inherent limitations as they reflect the exercise of judgments about which items of expense and income are excluded or included in determining these non-IFRS financial measures.